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                                                                      EXHIBIT GG

                                Partner Agreement

                  PARTNER AGREEMENT, dated as of April 14, 2003 (this "Agreement"), between The Goldman Sachs Group, Inc., a Delaware corporation ("Acquiror") and John Breyo ("Partner"). Capitalized terms used but not defined herein shall have the meaning set forth in the Purchase Agreement (as defined below).

                                    RECITALS

                  A. Acquiror, Partner, The Ayco Company, L.P., a Delaware limited partnership (the "Company"), and the other Seller Parties named therein have entered into a Purchase Agreement, dated as of the date hereof, a copy of which is attached hereto as Exhibit A (the Purchase Agreement, including all annexes and schedules thereto, as it may be amended from time to time, the "Purchase Agreement") and, subject to the terms and conditions contained in the Purchase Agreement, Acquiror intends to purchase from 575M Company, L.P. a Delaware limited partnership ("575M Co."), all of its direct and indirect partnership interests in the Company and 575M Co. intends to sell such interests to Acquiror. Prior to such purchase, pursuant to the terms of the Purchase Agreement, the Seller Parties intend to effect a restructuring of the Company pursuant to which 575M Co. will own, directly or indirectly, all of the outstanding general partnership interests and limited partnership interests in the Company.

                  B. Partner (i) owns and will own, from the date hereof until immediately prior to the Restructuring Merger, 150 units of limited partnership interest in the Company ("Partnership Interest") and (ii) will own, immediately following the Restructuring Merger, 150 units of partnership interest in 575M Co. ("New Partnership Interest").

                  C. In connection with the Ayco Sale, the Purchase Agreement provides for a payment of cash and shares of Acquiror Common Stock ("Shares") to be made to 575M Co. at the Closing as Closing Consideration, and from time to time following the Closing, as Continuing Consideration.

                  D. 575M Co., immediately following its receipt of cash and Shares at Closing, intends to distribute to Partner, for no consideration, Partner's respective share of such cash and Shares in accordance with the Purchase Agreement. Partner will derive substantial value from Acquiror's execution, delivery and performance of the Purchase Agreement.

                  E. As an inducement to, and a condition of, Acquiror's willingness to enter into the Purchase Agreement, and having reviewed the Purchase Agreement and the terms of the proposed Ayco Sale, Partner is executing this Agreement for the benefit of Acquiror, the Firm (as hereinafter defined), and each Acquiror Party.

                                      - 1 -

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                  NOW, THEREFORE, in consideration of the premises and the
covenants and agreements contained in the Purchase Agreement, and intending to be legally bound hereby, Partner agrees as follows:

                  1. Approval of Purchase Agreement and Restructuring Merger Agreement; Voting Agreement; Termination. (a) Partner hereby (i) approves and consents to the Purchase Agreement and the Restructuring Merger Agreement attached thereto as Annex 6, the execution and delivery of each such agreement by the Company, and in each case the transactions contemplated thereby, including, without limitation, the Ayco Sale and the Restructuring Merger (collectively, the "Transactions"), all in accordance with the provisions of Sections 17-302(e) and 17-405(d) of the Delaware Revised Uniform Limited Partnership Act (the "DRULPA") and Section 11.1 of the Amended and Restated Agreement of Limited Partnership of the Company (the "Company Partnership Agreement"), (ii) agrees to vote in favor of the adoption or approval of the matters described in clause (i) of this Section 1(a) or any other action required to consummate the Transactions and (iii) agrees to vote against, and to withhold consent from, any action or proposal that could compete with or could serve to materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions. For the avoidance of doubt, and without limiting in any respect the effect of clause (a)(i) of this Section 1, Partner hereby approves and consents to the form, terms and provisions of, and the transactions contemplated by, each of the Purchase Agreement, including all exhibits and annexes thereto, and the Restructuring Merger Agreement, including all exhibits and annexes thereto, substantially in the form attached as Annex 6 to the Purchase Agreement, in each case, with such changes as a senior executive officer of the Company may approve, and to any and all amendments, waivers and supplements to the Purchase Agreement or the Restructuring Merger Agreement, or any of such exhibits and annexes thereto as may be entered into or delivered from time to time after the date of this Agreement. To the extent necessary and as permitted by applicable law, Partner hereby also irrevocably (i) waives any notice, or requirement thereof, with respect to any meeting of the partners or other proceeding for the purpose of adopting and approving the Purchase Agreement, the Restructuring Merger Agreement, the Transactions or any related matters and (ii) acknowledges that Partner will not have, and expressly waives, any dissenters' or similar rights in connection with the Transactions.

                  2. Cooperation and Support; No Transfer of Partnership Interest. (a) Partner agrees to use Partner's reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the transactions contemplated by the Purchase Agreement as promptly as practicable and otherwise to enable consummation of the Transactions. Without limitation of the foregoing, Partner will timely execute and deliver all Supplemental Agreements, if any, to which he is to be a party as provided in the Purchase Agreement and appoints each of the Chief Financial Officer and the General Counsel of the Company, as his attorney-in-fact to execute and deliver any and all such Supplemental Agreements on his behalf.

                  (b) From and after the date hereof, and until the earlier of the effective time of the Restructuring Merger (the "Effective Time") and the termination of the Purchase Agreement in accordance with its terms, Partner shall not Transfer (as hereinafter defined), directly or

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indirectly, all or any portion of Partner's Partnership Interest without
Acquiror's prior written consent except in connection with the Restructuring Merger and the transactions contemplated thereby, provided, however, that in the event of such Partner's death prior to the Effective Time, Partner's Partnership Interest may be transferred in accordance with the Company Partnership Agreement, as in effect on the date hereof, subject to such successor assuming and agreeing to perform all of such Partner's obligations under this Agreement except Partner's obligation to remain employed with the Firm or to perform consulting services for the Firm.

                  (c) From and after the Effective Time, and until the earlier of the Final Cash Date and the termination of the Purchase Agreement in accordance with its terms, Partner shall not Transfer, directly or indirectly, all or any portion of Partner's New Partnership Interest without Acquiror's prior written consent, provided, however, that in the event of such Partner's death prior to the Final Cash Date, Partner's New Partnership Interest may be transferred in accordance with the 575M Co. Partnership Agreement (the "575M Co. Partnership Agreement"), as in effect at the Effective Time, subject to such successor assuming and agreeing to perform all of such Partner's obligations under this Agreement except Partner's obligation to remain employed with the Firm or to perform consulting services for the Firm.

                  (d) Partner hereby agrees that from and after the date hereof, until the earlier of the Closing and the termination of the Purchase Agreement in accordance with its terms, Partner will not, in any manner, directly or indirectly (including through advisors, agents or other intermediaries), take any action (i) to seek, solicit, encourage, support or discuss any offer from any corporation, partnership, person or other entity or group (other than Acquiror) to acquire any direct or indirect Partnership Interests or New Partnership Interests, to merge any of the Acquired Companies or any Affiliate of any of the Acquired Companies with any such person, or to otherwise acquire any significant portion of the assets of any of the Acquired Companies, or (ii) to issue, sell or otherwise permit to become outstanding any additional ownership interests in the Company, 575M Co. or any of the Acquired Companies.

                  (e) At any time after the date hereof, Partner shall promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by Acquiror in order to consummate the Transactions and appoints each of the Chief Financial Officer and the General Counsel of the Company, as his attorney-in-fact to execute and deliver any and all such assurances or documents on its behalf.

                  (f) Partner hereby agrees to execute and deliver to Acquiror at the Closing, a counterpart of the Shareholders' Agreement among the Acquiror and the persons named therein (the "Acquiror Shareholders' Agreement") if requested to do so by Acquiror, which agreement when so executed and delivered shall be in full force and effect.

                  (g) From and after the date hereof, and until the earlier of the Closing and the termination of the Purchase Agreement in accordance with its terms, Partner will not adopt, approve or consent to any amendment to the Company Partnership Agreement or the 575M Co. Partnership Agreement, in each case, without Acquiror's prior consent to any such amendment,

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except, after consultation with Acquiror, as may be legally required or as may be necessary to consummate the Transactions in accordance with the terms of the Purchase Agreement.

                  3. Representations, Warranties and Agreements. Partner represents and warrants to, and agrees with, Acquiror as follows:

                  (a) Partner has all requisite power and authority to execute and deliver this Agreement and to perform all of the obligations imposed upon Partner hereunder. As of the date hereof and until the Effective Time, Partner is and will be the lawful record and beneficial owner of Partner's Partnership Interest and, from the Effective Time until immediately prior to the Closing, Partner will be the lawful record and beneficial owner of Partner's New Partnership Interest, in each case free and clear of all Liens. No other person has, or will have, an interest, legal, beneficial or otherwise, in Partner's Partnership Interest or in Partner's New Partnership Interest and, except for the approvals of Governmental Authorities necessary to consummate the Transactions, no consent of any other person is required for the execution and delivery by Partner of, and performance by Partner of his obligations under, this Agreement and the Purchase Agreement. Without limiting the foregoing, no person has, or will have, any rights with respect to Partner's Partnership Interest or Partner's New Partnership Interest or the cash or Shares to be transferred to Partner by 575M Co. pursuant to the Purchase Agreement under any community property or similar legal provision or concept. There are no actions, suits or proceedings pending or, to Partner's knowledge, threatened against or affecting Partner or the assets of Partner in any court or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality which is reasonably likely to materially impair, restrict or delay the ability of Partner to perform Partner's obligations under this Agreement and the Purchase Agreement or would make this paragraph untrue in any material respect. This Agreement constitutes the valid and legally binding agreement of Partner, enforceable in accordance with its terms except as the enforceability hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to the enforcement of creditors' rights generally and by general principles of equity.

                  (b) Subject to the receipt of Previously Disclosed required approvals as provided in Section 5.03(e) of the Purchase Agreement, the execution, delivery and performance of this Agreement do not and will not (1) constitute a breach or violation of, or a default under, or cause or allow the acceleration or creation of a Lien (with or without the giving of notice, passage of time or both) pursuant to any law, rule or regulation or any judgment, decree, order, governmental or non-governmental permit or license, or any Contract to which Partner is a party or to which Partner or any of Partner's assets are subject or bound or (2) require any consent or approval of any other person under any such law, rule, regulation, judgment, decree, order, governmental or non-governmental permit, license or Contract, in each case, which would materially impair, restrict or delay the ability of Partner to perform Partner's obligations under this Agreement.

                  (c) Partner will hold any Shares which he receives from 575M Co. for Partner's own account and not with a view to, or for resale in connection with, the distribution thereof and Partner has no present intention of selling, Transferring, granting any participation in, or

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otherwise distributing the Shares except in conformity with the Securities Act and other applicable federal and state securities laws.

                  (d) Partner has read and fully understands this Agreement, the Purchase Agreement, the Restructuring Merger Agreement and the terms of the proposed Ayco Sale and Restructuring Merger. The SEC Documents related to Acquiror have been made available to Partner, and Partner understands and has evaluated the risks of an investment in the Shares. Partner has been given the opportunity to ask questions of, and receive answers from, Acquiror and its representatives concerning the matters pertaining to Partner's investment in the Shares and has been given the opportunity to review such additional information as was necessary to evaluate the merits and risks of an investment in the Shares. Partner can bear the economic risk of an investment in the Shares.

                  (e) Partner is, and on the date he receives any Closing Date Shares, will be an "accredited investor" as defined in Regulation D, which has been adopted by the SEC under the Securities Act. The information relating to Partner set forth in the questionnaire attached hereto as Exhibit B and forming a part of this Agreement is complete and accurate as of the date hereof and will be complete and accurate as of the date he receive any Shares.

                  (f) Partner understands that any Shares which he receives from 575M Co. will be characterized as "restricted securities" under the Securities Laws in that they are being acquired from Acquiror in a transaction not involving a public offering and that, consequently, the Shares may not be resold without first being registered under the Securities Laws, or pursuant to an exemption therefrom. Specifically, Partner is familiar with Rules 144 and 145 under the Securities Act and understands, and agrees to comply with, the resale limitations imposed thereby, by the legends described in paragraph (g) below and by the Securities Laws generally and to cause any other person who has an interest in such Shares to so comply.

                  (g) Partner understands and agrees that any certificates issued to Partner representing Shares will bear the following legends and such other legends as Acquiror may reasonably deem necessary or desirable:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A PARTNER'S AGREEMENT WITH THE GOLDMAN SACHS GROUP, INC. (THE "PARTNER'S AGREEMENT") AND A SHAREHOLDERS' AGREEMENT AMONG THE GOLDMAN SACHS GROUP, INC AND THE PERSONS NAMED THEREIN (THE "SHAREHOLDERS' AGREEMENT"), COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE GOLDMAN SACHS GROUP, INC., AND WHICH, AMONG OTHER MATTERS, PLACE RESTRICTIONS ON THE DISPOSITION OF SUCH SECURITIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE INDIRECTLY OR DIRECTLY SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF,

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                  INCLUDING ANY DISPOSITION OF THE ECONOMIC OR OTHER RISKS OF
                  OWNERSHIP THROUGH HEDGING TRANSACTIONS OR DERIVATIVES INVOLVING SUCH SECURITIES, ONLY IN ACCORDANCE WITH THE PROVISIONS OF THE PARTNER'S AGREEMENT AND THE SHAREHOLDERS' AGREEMENT."

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR OTHER SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, EXCHANGED, TRANSFERRED, ASSIGNED, PLEDGED, PARTICIPATED, HYPOTHECATED OR OTHERWISE DISPOSED OF (EACH A "TRANSFER") EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND, IF APPLICABLE, SUCH OTHER SECURITIES LAWS AND FOLLOWING RECEIPT BY THE GOLDMAN SACHS GROUP, INC. OF A LEGAL OPINION IN FORM AND SUBSTANCE SATISFACTORY TO IT THAT SUCH TRANSFER IS PERMITTED."

The foregoing legends will be removed from a Share certificate at the request of Partner or another holder thereof in connection with the proposed transfer thereof upon, and only upon, satisfaction of Acquiror that such legend is no longer required or appropriate, including, in the case of the Securities Laws legend, receipt by Acquiror of an opinion of counsel, in form and substance reasonably satisfactory to Acquiror, to the effect that registration under the Securities Act is unnecessary in respect of such proposed transfer, in reliance upon SEC Rule 144 or 145 under the Securities Act (or another then-existing exemption), and that such legend is not required by law to appear on such certificate.

                  Partner agrees and consents to the entry of stop transfer orders against the transfer of Shares subject to transfer restrictions (other than with respect to Shares for which the foregoing legends have been removed pursuant to this Section 3(g)).

                  (h) Partner meets any suitability standards for acquisition of securities imposed by the state of Partner's residence or imposed by any other applicable laws.

                  (i) From and after the date hereof, and until the earlier of the Closing and the termination of the Purchase Agreement in accordance with its terms, Partner agrees to comply with the restrictions on hedging and pledging and trading in Acquiror securities contained in Exhibit C hereto (other than the requirement that Partner maintain accounts with Acquiror); it being understood that Partner shall in no event on or after the date hereof, commence any activities that involve the disposition of the economic or other risks of ownership through hedging transactions or derivatives involving Acquiror securities (or through transfers or hedging transactions involving Partner's Partnership Interest).
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                  (j) Partner has not made any election, taken any action, filed any Tax Return or filed or provided any other document to any taxing authority and will not make any election, take any action, file any Tax Return or file or provide any other document to any taxing authority that is inconsistent with the Tax Returns filed and furnished by the Company or 575M Co. or the treatment of each of the Company, New GP, ASA LP and MAC LP as a partnership or disregarded entity, and of Hambre, Inc. as an S corporation or Qualified Subchapter S Subsidiary, for U.S. federal, state and local Tax purposes, as further described in the Purchase Agreement, including but not limited to Sections 2.04 and 4.03 therein, and Partner agrees that the foregoing representations shall be subject to the same indemnification provisions as contemplated by Section 16 herein.

                  (k) Partner agrees to provide, and to use his reasonable best efforts to cause his respective relatives and affiliates to provide, any document or take any other action reasonably requested by Acquiror (or Acquiror's designees) in connection with any Tax matters relating to the Company.

                  4. Restrictions on Transfer. (a) Subject to Section 6.12(b) of the Purchase Agreement, Partner agrees that any Shares that are received by 575M Co. and allocable to him that relate to the Closing Consideration may be Transferred only as follows:

                  (i) 33 1/3% of such Shares may be Transferred at any time after the first anniversary of the Closing Date;

                  (ii) an additional 33 1/3% of such Shares may be Transferred at any time after the second anniversary of the Closing Date; and

                  (iii) all of such Shares may be Transferred at any time after the earlier of (a) such date after December 31, 2005 on which the Firm notifies Partner that such Transfer is permitted and (b) January 31, 2006.

                  For purposes of this Agreement, the term "Transfer" means any direct or indirect sale, transfer, pledge (other than pursuant to the Pledge Agreement) or other disposition of securities of Acquiror or Partner's Partnership Interest or Partner's New Partnership Interest, as the case may be, in each case made in accordance with all applicable laws and regulations and pursuant to an effective registration statement under, or appropriate exemptions from, the registration requirements of the Securities Laws; provided, however, that in the event of such Partner's death or Disability during the term of this Agreement, such Partner's Shares may be transferred notwithstanding the transfer restrictions under Section 4(a) of this Agreement but subject to any transfer restrictions in any other provision of this Agreement, the Pledge Agreement, the Custody Agreement or under applicable law.

                  (b) Partner agrees that, if he receives any Shares from 575M Co., at any time Partner is employed by the Firm, Partner will:

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                  (i)      be subject to the Transfer restrictions set forth in
                           Section 4(a) herein, comply with respect to all such Shares with Transfer restrictions related to future primary or secondary offerings of Acquiror securities that apply to similarly situated employees of the Firm if requested to do so by Acquiror;

                  (ii) be subject to the same internal compliance and trading policies as are in effect from time to time for similarly situated employees of Acquiror;

                  (iii) comply with the transfer and hedging and pledging restrictions of Acquiror relating to securities of Acquiror and financial services companies as are in effect from time to time for comparable employees, including managing directors, of Acquiror; and

                  (iv) at all times be the sole beneficial owner of at least 25% of the aggregate number of Shares (a) beneficially owned by Partner at the time such Partner became employed by the Firm after the consummation of the Ayco Sale and (b) beneficial ownership of which is acquired by Partner thereafter, with no reduction in such aggregate number of such Shares disposed of by such Partner.

                  References in this Section 4 to "Shares" shall be deemed to also refer to securities received in exchange for Shares on the same basis as provided in Section 6.4 of the Acquiror Shareholders' Agreement.

                  5. Definitions of Cause; Form of Custody Agreement. Acquiror represents and warrants to Partner as follows:

                  (a) The definitions of "Cause" attached hereto as Exhibit D accurately reflect the definitions of "Cause" contained in (i) the Amended and Restated Member Agreement, dated as of September 10, 2000, as amended and restated as of October 26, 2000, between Acquiror and the signatory thereto, who is the owner of that membership interest of SLK LLC, a New York limited liability company set forth next to such signatory's name in Exhibit A thereto and, for purposes of Section 1(b) thereof only, SLK LLC, (ii) the form of 2002 Year-End Option Award of Acquiror and (iii) the form of 2002 Year-End RSU Award Agreement of Acquiror.

                  (b) The form of agreement attached hereto as Exhibit E is a true and correct copy of the form of custody agreement relating to the 2002 Year-End Award Programs of Acquiror.

                  6. Confidential Information; Return of Materials. (a) In the course of involvement in the Firm's activities or otherwise, Partner has obtained or may obtain confidential information concerning the Firm's businesses, strategies, operations, financial affairs, organizational and personnel matters (including information regarding any aspect of Partner's tenure as a partner in, or officer or employee of, the Firm or of the termination of such membership, officership or employment), policies, procedures and other non-public matters, or concerning those of third parties. Such information ("Confidential Information") may have been or may be provided in written or electronic form or orally. Without prejudice to or limitation on any other confidentiality obligations imposed by agreement or by law, Partner hereby undertakes to use and protect Confidential Information in accordance with any reasonable restrictions placed on its use or disclosure. Without limiting the foregoing, except as authorized by the Firm or as required by law or applicable regulatory organization, Partner may not disclose, directly or indirectly, any Confidential Information, or any information derived therefrom, in whatever form, to any person unless such person is a director, officer, partner, employee, attorney or agent of the Firm and, in Partner's reasonable good faith judgment, has a need to know the Confidential Information or information derived therefrom in furtherance of the business of the Firm. The foregoing obligations will survive, and remain binding and enforceable notwithstanding any termination of Partner's employment with the Firm and any settlement of the financial rights and obligations arising from Partner's employment with the Firm. Notwithstanding the foregoing, Partner and the Firm (and each employee, representative or other agent of Partner or the Firm) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials of any kind (including opinions or other tax analyses) that are provided to Partner or the Firm relating to such tax treatment and tax structure, except to the extent the disclosure of such information could result in any violation of applicable securities laws. For this purpose, "tax structure" means any facts relevant to the federal income tax treatment of the Transactions but does not include information relating to the identity of the parties to the Transactions.

                  (b) Without limiting the foregoing, the existence of, and any information concerning, any dispute between Partner and the Firm shall constitute Confidential Information except that Partner may disclose information concerning such dispute to the arbitrator or court that is considering such dispute, and to Partner's legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute) or respond in comparable form and manner to any disclosure by the Firm in violation of this Section 6(b); and provided that, in the event the existence of, or any information concerning, any such dispute is disclosed directly or indirectly by the Firm or any of its employees to the public, Partner and the Firm will reasonably cooperate in good faith to discuss whether a response to such disclosure is warranted, and if so, the substance of such response, in each case, with due regard to Partner's reputation and to the Firm's need for confidentiality. The Firm also agrees to use its reasonable best efforts to maintain the confidential information described in this Section 6(b) in confidence, subject to the same exceptions as apply to Partner.

                  (c) Upon the termination of Partner's employment with the Firm, Partner shall promptly deliver or make available to Acquiror all correspondence, drawings, manuals, letters, notes, notebooks, reports, flow-charts, programs, proposals and any documents concerning Clients (as defined herein), Client lists and all other paper and/or electronic documents, records or files, and all copies thereof, relating to the operation, products, processes, business or Clients of the Firm and, without limiting the foregoing, will promptly deliver or make available to Acquiror any and all other documents, electronic records or materials, and all copies thereof, containing or constituting Confidential Information.

                  (d) Upon the termination of Partner's consultancy with the Firm, Partner shall promptly deliver to Acquiror all correspondence, drawings, manuals, letters, notes, notebooks, reports, flow-charts, programs, proposals and any documents concerning Clients (as defined herein), Client lists and all other paper and/or electronic documents, records or files, and all copies thereof, relating to the operation, products, processes, business or Clients of the Firm and, without limiting the foregoing, will promptly deliver to Acquiror any and all other documents, electronic records or materials, and all copies thereof, containing or constituting Confidential Information, provided Partner may retain his rolodex, address book and similar information (but shall make available to Acquiror such rolodex and other information).

                  (e) For purposes of this Agreement, "Firm" means (i) prior to the consummation of the Ayco Sale, the Acquired Companies and their respective Affiliates, and (ii) from and after the consummation of the Ayco Sale, Acquiror and its Subsidiaries and Affiliates (including the Acquired Companies).

                  7. Noncompetition. (a) In view of Partner's importance to the Firm, Partner hereby agrees that the Firm would likely suffer significant harm from Partner's competing with the Firm for some period of time following the consummation of the Purchase, and at any time prior to the date of termination of his "Employment Period" (as defined in Section 2(a) of Annex 1 hereof) and for some time thereafter, and Partner understands that Acquiror would not have agreed to acquire the Company, or any of the Acquired Companies in which Partner has an ownership interest through the Company, and their respective businesses unless Partner entered into this Agreement. Moreover, Partner recognizes and agrees that the business activities of the Firm are worldwide and that the restrictions on competition included herein are commensurate in geographic scope with those activities. The noncompetition obligations herein are in addition to those in the Managing Director Attachment, attached to Annex 1. Accordingly, Partner hereby agrees that commencing at the time of consummation of the Ayco Sale, Partner will not, without the written consent of Acquiror, until the latest of (x) ten years following the Closing, (y) two years following the date of termination of the Employment Period and (z) the termination of the Consulting Period (as defined in Annex 1) (such later date is referred to as the "Expiration Date"):

                  (1) form, or acquire a 5% or greater equity ownership (including, for this purpose, stock options, warrants and other rights, whether or not exercisable), voting or profit participation interest in, any Competitive Enterprise (as defined below); or

                  (2) associate (including, but not limited to, association as an officer, employee, partner, director, consultant, agent or advisor) with any Competitive Enterprise and in connection with such association engage in, or directly or indirectly manage or supervise personnel engaged in, any activity

                           (i) which is similar or substantially related to any activity in which Partner was engaged, in whole or in part, at the Firm,

                           (ii) for which Partner had direct or indirect managerial or supervisory responsibility at the Firm, or

                           (iii) which calls for the application of the same or similar specialized knowledge or skills as those utilized by Partner in Partner's activities with the Firm,

          at any time during the one-year period immediately prior to the date of termination of Partner's employment with the Firm (or, in the case of an action taken during the Employment Period, during the one-year period immediately prior to such action), and, in any such case, irrespective of the purpose of the activity or whether the activity is or was in furtherance of advisory, agency, proprietary or fiduciary business of either the Firm or the Competitive Enterprise. Notwithstanding the foregoing, in the event the Firm terminates Partner's employment or the Consulting Period without Cause or Partner terminates his employment for Good Reason, then at any time after the lesser of (x) two years after the date of termination of the Employment Period or the Consulting Period, as the case may be, and
          (y) five years after the Closing, Partner will be deemed to have engaged in the activity proscribed in Section 7(a)(2)(iii) above if, and only if, Partner (A) directly or indirectly engages in, or in any activity related to, (B) directly or indirectly manages or supervises personnel engaged in, or in any activity related to, or (C) has direct or indirect oversight responsibility with respect to, any Competitive Activity.

                  (b) For purposes of this Agreement, a "Competitive Enterprise" is a business enterprise that (1) engages anywhere in a Competitive Activity, or
(2) (x) owns or controls a significant interest in, or (y) is owned or a significant interest in which is owned or controlled by, any entity that engages anywhere in any Competitive Activity. For purposes of this Agreement, "Competitive Activity" means any business in which the Company or any of its subsidiaries engages or in which it is reasonably contemplating engaging at any time during the last two years Partner is employed with the Firm or provides consulting services to the Firm (including without limitation, providing financial counseling services and asset management).

                  8. Nonsolicitation of Clients. (a) Partner hereby agrees that during the Employment Period and thereafter until the Expiration Date, Partner will not, in any manner, directly or indirectly, (1) Solicit a Client to transact business with a Competitive Enterprise with respect to a Competitive Activity or to reduce or refrain from doing any business with the Firm, or (2) interfere with or damage (or attempt to interfere with or damage) any relationship between the Firm and a Client.

                  (b) For purposes of this Agreement, the term "Solicit" means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, encouraging, counseling, inducing or requesting any person or entity, in any manner, to take or refrain from taking any action, provided that the term "Solicit" shall not include general advertising not targeted specifically at a Client or Employee.

                  (c) For purposes of this Agreement, the term "Client" means any client or prospective client of the Firm to whom Partner provided services, or for whom Partner transacted business, or whose identity became known to Partner in connection with Partner's relationship with or employment by the Firm.

                  9. Nonsolicitation of Employees. Partner hereby agrees that during the Employment Period and thereafter until the Expiration Date, Partner will not, in any manner, directly or indirectly, Solicit any employee of the Firm to resign from the Firm or to apply for or accept employment with any Competitive Enterprise. Notwithstanding the foregoing, Partner may Solicit and hire Robin DiCocco and Peter Gilbert.

                  10. Pledge of Shares. Partner acknowledges and agrees that Partner's obligations in Section 7, 8, 9 and 14 and any of Partner's indemnification obligations under Section 16 hereof will be full recourse obligations and will be secured pursuant to a Pledge Agreement in substantially the form set forth as Exhibit F hereto (the "Pledge Agreement"). Partner agrees to execute and deliver to Acquiror a Pledge Agreement prior to the Closing and acknowledges and agrees that Partner shall not be entitled to receive any Closing Consideration or Continuing Consideration from 575M Co. prior to the execution and deliver of such agreement.

                  11. Employment with the Firm. (a) Partner acknowledges that Acquiror would not have entered into this Agreement or the Purchase Agreement in the absence of Partner's agreement to the provisions of this Section 11, and Partner further acknowledges that such Partner's continued employment with the Firm through the one (1) year anniversary of the Closing Date is essential to assure the proper integration of the business operations of the Company into the Firm and is an important factor to the continued success of the Firm's operations and its future prospects. Accordingly, Partner hereby agrees to remain employed with the Firm for the period commencing on the Closing through the one (1) year anniversary of the Closing Date, except as a result of a termination for Good Reason (as defined in Annex 1 to this Agreement) or his death or Disability (as defined in Annex 1 to this Agreement), on terms and conditions set forth herein and in Annex 1 hereto. Notwithstanding the foregoing, Partner acknowledges and agrees that such employment shall be subject to this Agreement, satisfactory completion of pre- and post-employment background checks (which background checks the Firm shall complete as soon as reasonably possible) and compliance with the Firm's policies and procedures. The Firm will provide Partner with a copy of the results of any background check.

                  (b) Within 60 days after the commencement of the Employment Period, Partner agrees to close all Personal Accounts and transfer all assets, including any cash or securities, contained therein, to one or more accounts with Acquiror and, during the Employment Period, maintain all Personal Accounts with Acquiror. For purposes of this Section 11(b), "Personal Account" means (i) any brokerage account in which Partner has any beneficial ownership, (ii) any brokerage account maintained by or for (x) such Partner's spouse (other than a legally separated or divorced spouse), domestic partner or minor child or (y) any relative who resides with Partner or any relative who is financially dependent on Partner and (iii) any other brokerage account (except any account of a Client) with respect to which Partner has investment discretion.

                  12. Transfer of Client Relationships. (a) During the Coverage Period, Partner hereby agrees to take all actions and do all such things as may be reasonably requested by the Firm from time to time to maintain for the Firm the business, goodwill, and business relationships with any of the Firm's Clients with whom Partner worked during the term of Partner's employment with the Firm.

                  (b) For purposes of this Agreement, the term "Coverage Period" means, the 90-day period beginning on the date on which notice of Partner's termination of employment is delivered to or by the Firm pursuant to Section 11, or in the case of termination of Partner's employment by the Firm for Cause (as defined in Annex 1 to this Agreement) or on account of Disability, the 90-day period beginning on the date of termination of employment.

                  13. Prior Notice Required. Partner hereby agrees that prior to accepting employment with any other person or entity prior to the date of termination of Partner's obligations hereunder, Partner will provide such prospective employer with written notice of the provisions of Sections 7, 8, 9 and 14 of this Agreement, with a copy of such notice delivered simultaneously to the General Counsel of Acquiror.

                  14. Non-Disparagement. Partner hereby acknowledges and agrees that Partner will not make, either by himself, or through an agent, employee, representative or any other third party, any oral or written statements which are or could reasonably be interpreted to be of a negative or critical nature concerning the Firm, including, but not limited to, statements or omissions regarding its business practices, events in the workplace, and/or his or her treatment by the Firm, to anyone other than in private and privileged conversations with his or her spouse or legal advisor, or as required by law, provided the foregoing shall not apply with regard to any truthful statement in any legal or regulatory proceeding (including a proceeding to enforce Partner's rights against the Firm hereunder). The Firm agrees that senior management will not, directly or through an agent or representative, make any oral or written public statements which are or could reasonably be interpreted to be of a negative or critical nature concerning Partner to anyone other than in private and privileged conversations with the Firm's legal advisors, or as required by law or by the rules of any applicable regulatory organization, provided the foregoing shall not apply with regard to any actions to enforce the Firm's rights against the Partner or truthful statement in any legal or regulatory proceeding.

                  15. Non-Compliance Period. The time periods for the restrictions referred to in Sections 7, 8 and 9 shall be extended, respectively, by a number of days equal to the number of days of non-compliance.

                  16. Indemnification. Partner hereby agrees that he shall indemnify each Acquiror Party as an Indemnifying Party as set forth in Articles 7 and 9 of the Purchase Agreement. If an indemnification claim (an "Indemnification Claim") is made pursuant to the Purchase Agreement, Partner agrees that, unless Acquiror delivers consent in writing, the Company Representatives shall have the sole and exclusive power and authority to contest, defend and settle each Indemnification Claim on behalf of Partner. In addition, for purposes of

Article 7 of the Purchase Agreement, Partner agrees that, unless Acquiror delivers consent in writing, the Company Representatives shall have sole and exclusive power and authority over tax matters reserved to the Company Representatives under the Purchase Agreement. In furtherance thereof, Partner agrees that (i) any action by either of the Company Representatives shall be conclusively binding on Partner and (ii) John Collins and John Breyo shall be the initial Company Representatives, and Partner agrees to take all action necessary to cause the Company to designate John Collins and John Breyo as the Company Representatives under the terms of the Purchase Agreement.

                  17. Taxes.

                  (a) Tax Returns. Partner hereby agrees to prepare and file (or cause to be prepared and filed) when due (taking into account any applicable extensions) all of his, her or its Tax Returns related to periods during which the Ayco Sale occurs or during which any Ayco Consideration is paid, and Partner will timely pay all Taxes reflected on such Tax Returns (or which are due with respect to such Tax Returns after adjustment by any taxing authority). Partner further agrees to cooperate with Acquiror and to provide Acquiror with any documentation as reasonably requested in establishing the timely filing of such Tax Returns and timely payment of such Taxes (including any incremental taxes due as the result of an adjustment required by any taxing authority). In addition, Partner agrees to prepare and file in a timely fashion any IRS forms relating to the allocation of Ayco Consideration, to the extent applicable, in accordance with Section 7.02(e) of the Purchase Agreement and the Code. In the event that the Ayco Consideration is adjusted after the Closing Date, Partner agrees to revise and amend any such IRS forms, to the extent applicable, in the same manner and according to the same procedure.

                  (b) Tax Treatment of the Common Stock. Partner agrees that any Acquiror Common Stock received by 575M Co. in the Purchase will be valued for all U.S. federal income tax purposes at 100% of the mean of the high and low of the trading price of the Acquiror Common Stock on, in the case of Acquiror Common Stock delivered on the Closing Date, the Closing Date or, in the case of Acquiror Common Stock delivered as part of the Continuing Consideration, the date such Acquiror Common Stock is delivered.

                  (c) Cooperation. Partner agrees to cooperate with the Company Representatives, Acquiror, and the Tax Matters Partner (as defined in Section 6231(a)(7) of the Code) (or its designee), as applicable, to the extent reasonably requested in any Tax audit, examination or other proceeding involving the Company or its Subsidiaries for any taxable period that relates to periods prior to the Closing. Partner further agrees that the Acquiror (or its designee)) shall have the right to designate or appoint (such designation or appointment to be made in good faith) any individual or entity in the name and on behalf of such Partner, as the Tax Matters Partner, with respect to any taxable year of the Company.

                  (d) Overpayments and Underpayments. The parties hereby agree that in the event the Company makes distributions to Partner in accordance with paragraph 1(a)(2) of Annex 4 to the Purchase Agreement, the parties shall as promptly as practicable after the Closing determine whether the actual amount of Taxes owed by Partner in respect of the net earnings of the Company (calculated in accordance with, and at the rate specified in, such paragraph 1(a)(2) of Annex 4 to the Purchase Agreement) during the period from January 1, 2003 to the Closing Date (after taking into account Tax credits and other available Tax assets relating to the Company and excluding any distributions for any Taxes attributable to, or payable as the result of, (i) sales or other dispositions requiring the recognition of unrealized gains reflected on the Financial Statements, (ii) Taxes payable in respect of any acceleration of Section 481 adjustments under the Code resulting from the transactions contemplated by the Purchase Agreement or (iii) any other taxes payable as a result of the transactions contemplated by the Purchase Agreement) is greater than (an "Underpayment") or less than (an "Overpayment") the amounts distributed to Partner in accordance with, and at the rate specified in, paragraph 1(a)(2) of Annex 4 to the Purchase Agreement with respect to the period from January 1, 2003 to the Closing Date in respect to such Taxes, and, in the event of an Overpayment, Partner shall promptly pay to Acquiror and, in the event of an Underpayment, Acquiror shall promptly pay to Partner, the amount of such difference.

                  18. Covenants Generally. (a) Partner's covenants as set forth in Sections 6 through 17 of this Agreement are from time to time referred to herein as the "Covenants." If any of the Covenants is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such Covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining such Covenants (or part of such Covenants, as the case may be) shall not be affected thereby; provided, however, that if any of such Covenants is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such Covenant will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder.

                  (b) Partner understands that the provisions of the Covenants may limit Partner's ability to earn a livelihood in a business similar to the business of the Firm.

                  (c) Partner acknowledges that a violation on Partner's part of any of the Covenants would cause irreparable damage to the Firm and Acquiror acknowledges that a violation on Acquiror's part of its covenant in Section 14 would cause irreparable damage to Partner. Accordingly, Partner agrees that the Firm will be entitled to injunctive relief for any actual or threatened violation of any of the Covenants and Acquiror agrees that Partner would be entitled to injunctive relief for any actual or threatened violation of its covenant in Section 14, in each case, in addition to any other remedies such party may have.

                  19. Waiver and Release. (a) Partner hereby irrevocably waives any right to contest the terms of each of this Agreement, the Purchase Agreement, the Restructuring Merger Agreement and the transactions contemplated hereby and thereby, whether on the grounds of unequal or disparate treatment, inconsistency or conflict with the terms and provisions of the Company Partnership Agreement, the Agreement of Limited Partnership of 575M Co., unfairness or for any other reason; provided that the foregoing shall not limit Partner's right to enforce the terms of any such document or contest any breach by Acquiror of any of the terms of any such document.

                  (b) Partner hereby irrevocably releases Acquiror, the Acquired Companies and each and every affiliate, shareholder, subsidiary, partner, officer, member, director and employee of Acquiror, and such Acquired Companies and their affiliates in their capacities as such ("Releasees") from any claims, liabilities, costs, expenses, actions, suits or demands however arising, whether at law or in equity, contingent, known or unknown, (collectively "Claims") which Partner or his or her heirs, successors or assigns may have or assert, in respect of any interest in the Company (or the Company's predecessor) and its affiliates or arising out of any Partnership Interest, New Partnership Interest, or Partner, partnership or employment relationship with the Company (or the Company's predecessor) or any of the Acquired Companies or their affiliates (including claims for breach of any contract relating to employment, partnership status or compensation, or for discrimination based upon race, color, ethnicity, sex, age, national origin, religion, disability, sexual orientation, or any other unlawful criterion or circumstance which Partner or Partner's heirs, successors or assigns may have or have had; provided that this release shall not extend to (i) agreements entered into hereunder or in connection with the transactions contemplated by the Purchase Agreement and (ii) any conduct that resulted from a Releasee's bad faith, fraud or criminal act or omission. Partner confirms that Partner has been given a reasonable period within which to consider this release and its consequences and that Partner has been advised prior to executing this Agreement to consult with any attorney or any personal or financial advisor Partner chooses.

                  (c) Partner hereby acknowledges and agrees that the Acquired Companies and their respective affiliates, shareholders, subsidiaries, partners, officers, members, directors and employees are relying upon the release being given by Partner under Section 19(b) hereof and hereby agrees that such release shall be deemed to be given directly to each of them.

                  (d) Partner hereby represents that he has not filed any action, complaint, grievance or arbitration against the Acquired Companies, and covenants and agrees not to file any action, complaint, grievance or arbitration against the Acquired Companies in any court of law or equity with respect to events occurring prior to the date of this Agreement.

                  (e) In furtherance of and without limiting the foregoing, Partner acknowledges and agrees that all of his rights under Section 1542 of the Civil Code of California are hereby expressly waived. Said Section 1542 reads as follows:

                  "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

                  Notwithstanding the provisions of such Section 1542, and for the purpose of implementing a full and complete release and discharge of all Claims, Partner expressly acknowledges that this Agreement is intended to include in its effect, without limitation, all

Claims which Partner does not know or suspect to exist in his favor at the time of execution hereof, and that this Agreement contemplates the extinguishment of any such Claims.

                  20. Arbitration. Subject to the provisions of Sections 21 and 22 hereof, any dispute, controversy or claim between Partner and the Firm arising out of or relating to or concerning the provisions of this Agreement, relating to or arising out of Partner's employment with the Firm or otherwise concerning any rights, obligations or other aspects of Partner's employment relationship in respect of the Firm ("Employment Related Matters"), shall be finally settled by arbitration in New York City before the American Arbitration Association (the "AAA") in accordance with the commercial arbitration rules of the AAA, and the parties may invoke the AAA's Optional Rules for Emergency Measures of Protection. The parties agree that any arbitration award may be entered as a judgment in any appropriate court.

                  21. Injunctive Relief; Submission to Jurisdiction; Specific Performance. (a) Notwithstanding the provisions of Section 20, and in addition to its right to submit any dispute or controversy to arbitration, the Firm may bring an action or special proceeding in a state or federal court of competent jurisdiction sitting in the City of New York , whether or not an arbitration proceeding has theretofore been or is ever initiated, for the purpose of temporarily, preliminarily, or permanently enforcing the provisions of the Covenants, or to enforce an arbitration award, and, for the purposes of this
Section 21, Partner (i) expressly consents to the application of Section 22 to any such action or proceeding, (ii) agrees that proof will not be required that monetary damages for breach of the provisions of the Covenants would be difficult to calculate and that remedies at law would be inadequate and (iii) irrevocably appoints Hall Dickler Kent Goldstein & Wood LLP as Partner's agent for service of process in connection with any such action or proceeding, provided that the Firm shall use all reasonable efforts to promptly advise Partner in writing of any such service of process.

                  (b) Each party hereto severally acknowledges that it will be impossible to measure in money the damage to the other party if the party hereto fails to comply with any of the obligations imposed by this Agreement and that every such obligation is material. Accordingly, each party hereto severally agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law.

                  22. Choice of Forum. (a) Partner and the Firm hereby irrevocably submit to the exclusive jurisdiction of any state or federal court located in the City of New York over any suit, action or proceeding arising out of or relating to or concerning this Agreement or any employment related matter that is not otherwise arbitrated according to the provisions of Section 20 hereof. This includes any suit, action or proceeding to compel arbitration or to enforce an arbitration award. This also includes any suit, action, or proceeding arising out of or relating to any post-employment Employment Related Matters. Partner and the Firm acknowledge that the forum designated by this Section 22 has a reasonable relation to this Agreement and to Partner's relationship to the Firm. Notwithstanding the foregoing, nothing herein shall preclude the Firm from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of Sections 20, 21 or 22.

                  (b) The agreement of Partner and the Firm as to forum is independent of the law that may be applied in the action, and Partner and the Firm agree to such forum even if the forum may under applicable law choose to apply non-forum law. Partner and the Firm hereby waive, to the fullest extent permitted by applicable law, any objection which Partner or the Firm now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section 22(a). Partner and the Firm undertake not to commence any action arising out of or relating to or concerning this Agreement in any forum other than a forum described in this Section 22. Partner and the Firm agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court shall be conclusive and binding upon Partner and the Firm.

                  23. Choice of Law. THIS AGREEMENT AND ALL OF THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

                  24. [Intentionally Omitted]

                  25. Miscellaneous. (a) This Agreement and the Purchase Agreement shall supersede any other agreement, written or oral, pertaining to the matters covered herein.

                  (b) Notices hereunder shall be delivered to Acquiror at its principal executive office directed to the attention of its General Counsel, and to Partner at Partner's last address appearing in the Firm's employment records.

                  (c) This Agreement may not be amended or modified, other than by a written agreement executed by Partner and Acquiror or its successors, nor may any provision hereof be waived other than by a writing executed by Partner or Acquiror or its successors; provided, that any waiver, consent, amendment or modification of any of the provisions of this Agreement will not be effective against Partner or the Firm without the written consent of Partner or Acquiror or its successors, as the case may be. Partner may not, directly or indirectly (including by operation of law), assign Partner's rights or obligations hereunder without the prior written consent of Acquiror or its successors, and any such assignment by Partner in violation of this Agreement shall be void. This Agreement shall be binding upon Partner's permitted successors and assigns. Without impairing Partner's obligations hereunder, Acquiror may at any time and from time to time assign its rights and obligations hereunder to any of its subsidiaries or affiliates (and have such rights and obligations reassigned to it or to any other subsidiary or affiliate), with Acquiror remaining liable for its obligations hereunder in connection with an assignment to any of its subsidiaries or affiliates, but this Agreement may not otherwise be assigned by Acquiror except to any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) (x) to all or substantially all of the business and/or assets of Acquiror or the Company or (y) to any business of Acquiror for which Partner's services are principally performed, and with respect to clause (x) or (y) above, Partner's obligations hereunder shall continue in favor of such successor provided that such successor has expressly agreed in writing delivered to Acquiror to assume all obligations of Acquiror. Notwithstanding anything to the contrary, in the event of an assignment to a successor pursuant to clause (x) or (y) of the immediately preceding sentence, and if such successor fails to make any Severance Payment required under Section 4 of Annex 1 attached hereto (as it exists on the date hereof, "Section 4") after Partner has made a reasonable attempt to compel payment by such successor (it being agreed and understood that Partner shall be under no obligation to commence any litigation against such successor), then, subject to the resolution of any and all defenses and claims available to such successor with respect to such payment, Acquiror shall make, in accordance with the terms of Section 4, any Severance Payment required to be made under Section 4 that has not otherwise been made by such successor. This Agreement shall be binding upon and inure to the benefit of the Firm and its assigns.

                  (d) Without limiting the provisions of Section 18(a) hereof, if any provision of this Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby; provided, however, that if any court were to find that the waiver and release set forth in Section 19 hereof is unlawful or unenforceable, or was not entered into knowingly, Partner agrees to execute a waiver and release in a form satisfactory to Acquiror that is lawful and enforceable.

                  (e) Except as expressly provided herein, this Agreement shall not confer on any person other than Acquiror, the Firm and each Partner any rights or remedies hereunder.

                  (f) The captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

                  (g) This Agreement may be executed (including by facsimile transmission) in one or more counterparts, each of which shall be deemed an original and all such counterparts together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, each signatory hereto has caused this Agreement, including the written consent evidenced hereby, to be executed and delivered as of the day and year first above written.

                                           THE GOLDMAN SACHS GROUP, INC.

                                           By:       /s/ Elizabeth E. Beshel
                                              ----------------------------------
                                              Name:  Elizabeth E. Beshel
                                              Title: Authorized Person

                                           John Breyo

                                                     /s/ John Breyo
                                           -------------------------------------
                                           Address: